Mail Stop 4561


								February 22, 2006


By U.S. Mail and facsimile to 256-543-3864

Gates Little
Chairman of the Board, President
and Chief Executive Officer
The Southern Banc Company, Inc.
221 S. 6th Street
Gadsden, Alabama

Re:	The Southern Banc Company, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2005
	File No. 033-93218

Dear Mr. Little:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended June 30, 2005

Exhibit 13 - Annual Report

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 4

1. We note your disclosure on page 5 that you recognized a gain on the sale of stock in your data processing bureau in fiscal year
2005.
Please tell us and in future filings disclose the following:

* the nature of your investment in your data processing bureau;
* whether you are referring to your wholly-owned subsidiary First
Service;
* quantify the dollar and percentage ownership in your investment prior to and subsequent to the sale transaction;
* how you account for the investment before and after the sale transaction;
* describe the transaction in which you sold stock in the data processing service, and;
* how you determined the gain recognized on the sale of the stock.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding the comment on the financial statements and related matters.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Gates Little
The Southern Banc Company, Inc.
February 22, 2006
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